SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Balch Hill Capital, LLC (See Note 1)	2. Date of Event Requiring Statement (Month/Day/Year) January 23, 2002 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Gadzoox Networks, Inc. ZOOX
(Last) (First) (Middle) 2778 Green Street	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) San Francisco, CA 94123		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _XX_Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	7,135,100	D & I	See Note 2

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

1. The reporting persons (the "Reporting Persons") consist of Balch Hill Capital, LLC ("Balch Hill"), Balch Hill Partners, L.P. ("Balch Hill Partners") and Simon J. Michael. Balch Hill is a Delaware limited liability company and is the general partner and investment adviser of Balch Hill Partners, a Delaware limited partnership. Mr. Michael is the controlling person of Balch Hill. The Reporting Persons disclaim membership in a group with any other non-Reporting Person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

2. These securities are owned directly by Balch Hill Partners and indirectly by Balch Hill as the investment adviser and general partner of Balch Hill Partners and Mr. Michael as the controlling owner of Balch Hill. Balch Hill and Mr. Michael disclaim beneficial ownership in such securities except to the extent of their respective pecuniary interest therein.
Balch Hill Capital, LLC By: Simon J. Michael Manager	Balch Hill Partners, L.P. By: Balch Hill Capital, LLC, General Partner By: Simon J. Michael Manager
Simon J. Michael	Dated: _____________________, 2002

Joint Filer Information

Name: Simon J. Michael

Address: 2778 Green Street, San Francisco, CA 94123

Designated Filer: Balch Hill Capital, LLC

Issuer and Ticker Symbol: Gadzoox Networks, Inc. (ZOOX)

Statement for Month/Year: January 2002

Signature: _________________________________

Simon J. Michael

Name: Balch Hill Partners, L.P.

Address: 2778 Green Street, San Francisco, CA 94123

Designated Filer: Balch Hill Capital, LLC

Issuer and Ticker Symbol: Gadzoox Networks, Inc. (ZOOX)

Statement for Month/Year: January 2002

Signature: Balch Hill Partners, L.P.

By: Balch Hill Capital, LLC

By:

Simon J. Michael, Manager